MANUALLY SIGNED COPY

02056401

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF AUGUST 2002

P.E. 8/1/02

**CF CABLE TV INC.**
(Name of Registrant)



300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __________ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes __________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

**CF CABLE TV INC.**
Filed in this Form 6-K

Documents index

1. Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended June 30, 2002; and Report to bondholders (Management Discussion and Analysis for the quarter ended June 30, 2002).

CF Cable TV Inc.

# Unaudited financial information

Form 6-K*

for the quarter ended

June 30, 2002



August 22, 2002

# HIGHLIGHTS

## FINANCIAL DATA

| *(in thousands of Canadian dollars)* | Six months ended June 30, 2002 | Six months ended June 30, 2001 *(restated)* |
|---|---|---|
| **INCOME STATEMENT** | | |
| Gross revenue | $ 81,612 | $ 84,313 |
| Operating income before amortization | $ 27,964 | $ 34,318 |
| Net income | $ 13,413 | $ 7,570 |
| **CASH FLOWS** | | |
| Cash flows from operating activities | $ 28,321 | $ 15,831 |
| Capital expenditures | $ 6,971 | $ 11,155 |

## SUBSCRIBERS

| | As at June 30, 2002 | As at June 30, 2001 |
|---|---|---|
| Basic services | 431,892 | 450,691 |
| Extended basic tier services | 348,074 | 364,229 |
| Pay-television services | 35,964 | 35,592 |
| Digital television services | 30,278 | 16,929 |

**REPORT TO BONDHOLDERS**

Consolidated gross revenue for the first semester ended June 30, 2002 was $ 81,612,000 compared to $ 84,313,000 for the same period last year, a decrease of 3.2 % resulting mainly from the loss of 18 799 basic services subscribers from Q2-2001 to Q2-2002.

Gross profit margins fell to 70.2 % from 72.3 % for the first semester, a decrease of 2.1 %. This reduction is mainly due to the increase in the monthly programming fees for certain suppliers and the reduction of the number of subscribers, largely attributable to fierce competition from direct broadcast satellites (DBS).

Operating and administrative expenses increased to $ 29,342,000 from $ 26,621,000, up $ 2,721,000 or 10.2 % due to the cost of an aggressive advertising campaign focusing on the advantages of digital services features, as well as to the cost of maintaining the company operations since the beginning of the labour strike on May 8th.

Operating income before depreciation and amortization totalled $ 27,964,000 compared to $ 34,318,000 for the first semester of 2001, a decrease of 18.5 % due to the combined effect of the decrease of revenue and the increase of operating and administrative expenses.

Depreciation and amortization totalled $ 9,760,000, an increase of 2.5 % compared with the first semester of the preceding year. This increase is due to the network upgrades costs.

Financial expenses decreased to $ 3,521,000 compared to $ 13,624,000 for the similar period of last year. The change in interests expense is due to a reduction in long term debt and to the $ 230,000,000 repayment of advances to the parent company in August 2001.

In November 2001, the Canadian Institute of Chartered Accountants (CICA) introduced a change in accounting rules (Handbook section 1650) recommending to expense the exchange gain or losses on US dollar denominated debt in net income starting January 2002 with retroactive restatement for comparative figures. As a result of this accounting change, the Company reported a net income of $ 13,413,000 for the first semester 2002 compared with a net income of $ 7,570,000 for the first semester 2001 restated financial statements. The results improvement are mainly attributable to the reduction in interest, to the impact of the change in accounting method from Q2-2001 to Q2-2002 for $ 1,423,000 partly offset by the decrease of the operating income.

On February 8, 2002, the Company sold to an affiliated company all its rights and obligations in its internal wire for a total consideration of $ 6,820,000 which represent its fair value. Since this transaction occurred between companies under common control, the excess of fair value over the carrying value of the assets sold has been credited to deficit.

At the end of the first semester of 2002, the Company had 431,892 subscribers to its basic services, 348,074 of which had opted for extended basic tier services, 35,964 for pay-television services and 30,278 for digital television services.

Yvan Gingras
Senior Vice-President Finance and Administration
CF CABLE TV INC.
August 22, 2002

CF CABLE TV Inc.

## CONSOLIDATED STATEMENTS OF INCOME

| (in thousands of Canadian dollars) (Unaudited) | | For the three-month periods ended | | |
|---|---|---|---|---|
| | | **June 30, 2002** | | June 30, 2001 (restated) |
| Operating revenue | **$** | **40 490** | $ | 42 076 |
| Direct costs | | **12 118** | | 11 658 |
| | | **28 372** | | 30 418 |
| Operating and administrative expenses | | **15 672** | | 12 421 |
| Operating income before depreciation and amortization | | **12 700** | | 17 997 |
| Depreciation and amortization | | **4 858** | | 4 814 |
| Operating income | | **7 842** | | 13 183 |
| Financial expenses | | **532** | | 5 429 |
| Exchange (gain) loss on US denominated long-term debt (note 1 a)) | | **(6 021)** | | (9 944) |
| Net premium, write-off of financing costs and charges (gains) upon early redemption of long-term debt | | **-** | | 1 030 |
| | | **(5 489)** | | (3 485) |
| | | **13 331** | | 16 668 |
| Income taxes | | | | |
| Current | | **172** | | 165 |
| Future | | **4 808** | | 2 697 |
| | | **4 980** | | 2 862 |
| | | **8 351** | | 13 806 |
| Share in the results of a company subject to significant influence | | **33** | | 37 |
| Non-controlling interest in a subsidiary | | **-** | | - |
| **Income before amortization of goodwill** | | **8 384** | | 13 843 |
| Amortization of goodwill (note 1 b)) | | **-** | | 1 227 |
| **Net income** | **$** | **8 384** | $ | 12 616 |

CF CABLE TV Inc.

## CONSOLIDATED STATEMENTS OF INCOME

| (in thousands of Canadian dollars) (Unaudited) | For the six-month periods ended **June 30, 2002** | June 30, 2001 (restated) |
|---|---|---|
| Operating revenue | $ **81 612** | $ 84 313 |
| Direct costs | **24 306** | 23 374 |
| | **57 306** | 60 939 |
| Operating and administrative expenses | **29 342** | 26 621 |
| Operating income before depreciation and amortization | **27 964** | 34 318 |
| Depreciation and amortization | **9 760** | 9 524 |
| Operating income | **18 204** | 24 794 |
| Financial expenses | **3 521** | 13 624 |
| Exchange (gain) loss on US denominated long-term debt (note 1 a)) | **(6 270)** | (4 847) |
| Net premium, write-off of financing costs and charges (gains) upon early redemption of long-term debt | **-** | 2 076 |
| | **(2 749)** | 10 853 |
| | **20 953** | 13 941 |
| Income taxes | | |
| Current | **343** | 429 |
| Future | **7 183** | 3 591 |
| | **7 526** | 4 020 |
| | **13 427** | 9 921 |
| Share in the results of a company subject to significant influence | **74** | 105 |
| Non-controlling interest in a subsidiary | **(88)** | - |
| **Income before amortization of goodwill** | **13 413** | 10 026 |
| Amortization of goodwill (note 1 b)) | **-** | 2 456 |
| **Net income** | $ **13 413** | $ 7 570 |

CF CABLE TV Inc.

## BÉNÉFICES NON RÉPARTIS CONSOLIDÉS

| (en milliers de dollars) (non vérifié) | For the six-month periods ended June 30, 2002 | June 30, 2001 (restated) |
|---|---|---|
| Solde au début | $ **(45 038)** | $ (51 895) |
| Redressements | **(8 480)** | (3 176) |
| Solde au début redressé | **(53 518)** | (55 071) |
| Bénéfice net (perte nette) | **13 413** | 7 570 |
| Excédent du prix payé sur la valeur d'une entreprise | **1 861** | - |
| Solde à la fin | $ **(38 244)** | $ (47 501) |

CF CABLE TV Inc.

CONSOLIDATED CASH FLOWS

| (in thousands of Canadian dollars) (Unaudited) | For the three-month periods ended June 30, 2002 | June 30, 2001 (restated) |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ **8 384** | $ 12 616 |
| Adjustments for the following items: | | |
| Amortization of fixed assets | **4 719** | 4 769 |
| Amortization of deferred charges | **139** | 45 |
| Amortization of goodwill | **-** | 1 227 |
| Amortization of financing expenses | **66** | 66 |
| Future income taxes | **4 808** | 2 697 |
| Share in the results of a company subject to significant influence | **(33)** | (37) |
| Exchange (gain) loss on US denominated long-term debt | **(6 021)** | (9 944) |
| Net premium, write-off of financing costs and charges upon early redemption of long-term debt | **-** | 1 030 |
| Other items | **35** | (557) |
| Cash flows from operations | **12 097** | 11 912 |
| Net change in non-cash operating items: | | |
| Accounts receivable | **82** | (181) |
| Current income taxes | **55** | (6) |
| Prepaid expenses and other current assets | **667** | 523 |
| Accounts payable and accrued liabilities | **5 365** | 3 846 |
| Receivable (payable) from (to) affiliated companies | **7 888** | (4 215) |
| Deferred revenue and prepaid services | **(359)** | (267) |
| | **13 698** | (300) |
| Cash flows from operating activities | **25 795** | 11 612 |
| **Cash flows from investing activities** | | |
| Acquisition of fixed assets | **(3 777)** | (5 341) |
| Net change in deferred charges | **-** | 90 |
| Proceeds on disposal of fixed assets | **4** | 2 |
| Deferred charges transferred to affiliated companies | **-** | - |
| Cash flows from investing activities | **(3 773)** | (5 249) |
| **Cash flows from financing activities** | | |
| Repayment of long-term debt | **(3 391)** | (7) |
| Net premium on early redemption of long- term debt | **-** | - |
| Advances to parent company | **(17 720)** | (6 145) |
| Proceeds on disposal of preferred shares of an affiliated company (note 2) | **-** | - |
| Acquisition of non-controlling interest (note 10) | **-** | - |
| Others | **-** | - |
| Cash flows from financing activities | **(21 111)** | (6 152) |
| Net change in cash and cash equivalents | **911** | 211 |
| Cash and cash equivalents at beginning | **(1 474)** | (848) |
| **Cash and cash equivalents at end** | $ **(563)** | $ (637) |
| **Cash and cash equivalents are comprised of:** | | |
| Cash | $ **3** | $ 134 |
| Issued and outstanding cheques | **(566)** | (771) |
| | $ **(563)** | $ (637) |

CF CABLE TV Inc.

## CONSOLIDATED CASH FLOWS

| (in thousands of Canadian dollars) (Unaudited) | For the six-month periods ended June 30, 2002 | June 30, 2001 (restated) |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ **13 413** | $ 7 570 |
| *Adjustments for the following items:* | | |
| Amortization of fixed assets | **9 482** | 9 449 |
| Amortization of deferred charges | **278** | 75 |
| Amortization of goodwill | **-** | 2 456 |
| Amortization of financing expenses | **133** | 142 |
| *Future income taxes* | **7 183** | 3 591 |
| Share in the results of a company subject to significant influence | **(74)** | (105) |
| Exchange (gain) loss on US denominated long-term debt | **(6 270)** | (4 847) |
| Net premium, write-off of financing costs and charges upon early redemption of long-term debt | **-** | 2 076 |
| Other items | **54** | (585) |
| Cash flows from operations | **24 199** | 19 822 |
| Net change in non-cash operating items: | | |
| Accounts receivable | **424** | (222) |
| Current income taxes | **69** | (210) |
| Prepaid expenses and other current assets | **398** | (350) |
| Accounts payable and accrued liabilities | **4 855** | (1 078) |
| Receivable (payable) from (to) affiliated companies | **(502)** | (1 393) |
| Deferred revenue and prepaid services | **(1 122)** | (738) |
| | **4 122** | (3 991) |
| Cash flows from operating activities | **28 321** | 15 831 |
| **Cash flows from investing activities** | | |
| Acquisition of fixed assets | **(6 971)** | (11 155) |
| Net change in deferred charges | **-** | (8) |
| Proceeds on disposal of fixed assets | **185** | 1 |
| Deferred charges transferred to affiliated companies | **29** | - |
| Cash flows from investing activities | **(6 757)** | (11 162) |
| **Cash flows from financing activities** | | |
| Repayment of long-term debt | **(3 397)** | (26 357) |
| Net premium on early redemption of long- term debt | **-** | (263) |
| Advances to parent company | **(24 749)** | 22 338 |
| Proceeds on disposal of preferred shares of an affiliated company (note 2) | **6 820** | - |
| Acquisition of non-controlling interest (note 10) | **(800)** | - |
| Others | **(32)** | - |
| Cash flows from financing activities | **(22 158)** | (4 282) |
| Net change in cash and cash equivalents | **(594)** | 387 |
| Cash and cash equivalents at beginning | **31** | (1 024) |
| **Cash and cash equivalents at end** | $ **(563)** | $ (637) |
| **Cash and cash equivalents are comprised of:** | | |
| Cash | $ **3** | $ 134 |
| Issued and outstanding cheques | **(566)** | (771) |
| | $ **(563)** | $ (637) |

CF CABLE TV Inc.

## CONSOLIDATED BALANCE SHEETS

| (in thousands of Canadian dollars) (Unaudited) | June 30, 2002 | December 31, 2001 (restated) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash | $ 3 | $ 191 |
| Amounts receivable from affiliated companies (note 3) | 41 367 | 12 077 |
| Advance receivable from parent company | 733 | 4 300 |
| Prepaid expenses and other current assets | 527 | 1 043 |
| Income taxes receivable | 301 | 370 |
| | 42 931 | 17 981 |
| Fixed assets (note 4) | 187 032 | 194 670 |
| Goodwill | 167 892 | 167 892 |
| Investments | 286 | 212 |
| Deferred charges (note 5) | 5 568 | 6 047 |
| Future income tax assets | 610 | 3 807 |
| | $ 404 319 | $ 390 609 |
| **Liabilities and Shareholder's Equity** | | |
| Current liabilities | | |
| Issued and outstanding cheques | $ 566 | $ 160 |
| Accounts payable and accrued liabilities (note 6) | 22 872 | 17 711 |
| Amounts payable to affiliated companies (note 7) | 1 386 | 914 |
| Deferred revenue and prepaid services | 21 383 | 22 505 |
| | 46 207 | 41 290 |
| Long-term debt (note 8) | 114 661 | 124 328 |
| Due to parent company (note 9) | 25 969 | 25 969 |
| Future income tax liabilities | 19 626 | 15 640 |
| Non-controlling interest in a subsidiary (note 10) | 1 100 | 1 900 |
| | 207 563 | 209 127 |
| Shareholders' equity | | |
| Share capital | 235 000 | 235 000 |
| Deficit | (38 244) | (53 518) |
| | 196 756 | 181 482 |
| | $ 404 319 | $ 390 609 |

## 1. Significant Accounting Principles

a) *Foreign currency translation*

In November 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 1650, foreign currency translation, which eliminates the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities, and require the disclosure of exchange gains and losses included in net income. The Company applied the new recommendations of section 1650 retroactively. The cumulative effect of this accounting change is reported as a restatement which increased opening balance of deficit for the year ended December 31, 2001 by $ 3,176,000.

b) *Business combinations*

In 2001, the Accounting Standards Board of the CICA issued new accounting standards for business combinations and for goodwill and intangible assets. The new standards recommend that the goodwill acquired in a business combination completed on or after July 1st, 2001, should not be amortized. The Company applied the new recommendation as of January 1st, 2002.

The Company periodically reviews the net recoverable amount of its goodwill to determine its long-term recovery, using the undiscounted future cash flow method. Any impairment of the carrying value of the goodwill is charged to income.

## 2. Sale of assets

On February 8, 2002, the Company sold to an affiliated company, Câblage QMI Inc., all its rights and obligations in its internal wire for a total consideration of $ 6,820,000 which represent its fair value. As consideration, the Company received 6,820 preferred shares of Câblage QMI Inc. capital in the amount of $ 6,820,000. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $ 1,861,000, has been credited to deficit. On February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously.

## 3. Amounts receivable from affiliated companies:

| | | June 30, 2002 | December 31, 2001 |
|---|---|---|---|
| | | (in thousands of dollars) | (restated) |
| Vidéotron ltée | $ | 40,619 $ | 11,797 |
| Vidéotron (1998) ltée | | 748 | 280 |
| | $ | 41,367 $ | 12,077 |

## 4. Fixed assets:

| | | June 30, 2002 | |
|---|---|---|---|
| | Cost | Accumulated depreciation | Net book value |
| | | (in thousands of dollars) | |
| Receiving and distribution networks | $ 312,064 | $ 131,521 | $ 180,543 |
| Furniture and equipment | 19,353 | 16,834 | 2,519 |
| Buildings | 4,767 | 1,535 | 3,232 |
| Land | 738 | – | 738 |
| | $ 336,922 | $ 149,890 | $ 187,032 |

| | | December 31, 2001 | |
|---|---|---|---|
| | Cost | Accumulated depreciation | Net book value |
| | | (in thousands of dollars) (restated) | |
| Receiving and distribution networks | $ 320,196 | $ 132,646 | $ 187,550 |
| Furniture and equipment | 19,407 | 16,449 | 2,958 |
| Buildings | 4,827 | 1,468 | 3,359 |
| Land | 803 | – | 803 |
| | $ 345,233 | $ 150,563 | $ 194,670 |

## 5. Deferred charges:

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| | (in thousands of dollars) | (restated) |
| Long-term financing | $ 1,305 | $ 1,471 |
| Development and pre-operating costs | 894 | 1,207 |
| Employee future benefit costs | 3,369 | 3,369 |
| | $ 5,568 | $ 6,047 |

## 6. Accounts payable and accrued liabilities:

| | | June 30, 2002 | | December 31, 2001 |
|---|---|---|---|---|
| | | (in thousands of dollars) | | (restated) |
| Expenses and accounts payable | $ | 2,250 | $ | 3,421 |
| Salaries and fringe benefits | | 238 | | 127 |
| Holidays and sick days | | 280 | | 247 |
| GST and PST | | 2,585 | | 1,511 |
| Municipal real estate tax | | 1,076 | | 770 |
| Licence fees | | 8,922 | | 5,153 |
| CRTC licence fees | | 1,876 | | 990 |
| Programming funds | | 656 | | 387 |
| Interest | | 4,989 | | 5,105 |
| | $ | 22,872 | $ | 17,711 |

## 7. Amounts payable to affiliated companies:

| | | June 30, 2002 | | December 31, 2001 |
|---|---|---|---|---|
| | | (in thousands of dollars) | | (restated) |
| Le Groupe Vidéotron Ltée | $ | 3 | $ | 550 |
| Vidéotron Télécom ltée | | 127 | | 159 |
| Quebecor Inc. | | – | | 2 |
| Quebecor Media Inc. | | 9 | | – |
| Groupe TVA Inc. | | 422 | | 148 |
| Câblage QMI Inc. | | 749 | | – |
| Vidéotron TVN Inc. | | 54 | | 55 |
| Other | | 22 | | – |
| | $ | 1,386 | $ | 914 |

## 8. Long-term debt:

| | | June 30, 2002 | December 31, 2001 |
|---|---|---|---|
| | | (in thousands of dollars) | (restated) |
| Senior Secured First Priority Notes at 9.125 % interest rate (a) | $ | 114,624 $ | 124,278 |
| Mortgage (b) | | 37 | 50 |
| | $ | 114,661 $ | 124,328 |

(a) Senior Secured First Priority Notes :

Senior Secured First Priority Notes having a par value of US $ 75,600,000 (2001-US $ 77,800,000) bearing interest at the rate of 9.125 %, maturing in 2007.The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. In May 2002, the Company repurchased US $ 2,200,000 of these Notes. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries.

(b) Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

Minimum principal repayments on long-term debt in each of the years are as follows:

| | | (in thousands of dollars) |
|---|---|---|
| 2003 | $ | 30 |
| 2004 | | 7 |

## 9. Due to parent company:

| | | June 30, 2002 | December 31, 2001 |
|---|---|---|---|
| | | (in thousands of dollars) | (restated) |
| Inter-company Deeply Subordinated Debt | $ | 25,969 $ | 25,969 |

The repayment of the inter-company subordinated debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007, as mentioned in note 8.

**10. Non-controlling interest:**

On March 5, 2002, the Company repurchased 80 000 shares of category A detained by the non-controlling partner in a subsidiary for a cash consideration of $ 800,000. In addition, the Company paid all cumulative dividends unpaid on those 80 000 shares from January to December 2001 representing a total of $ 32,865.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLY ACT OF 2002

In connection with the Unaudited Consolidated Financial Statements of CF Cable TV Inc. (the"Company") for the quarter ended June 30, 2002 on Form 6-K, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pierre Karl Péladeau, Chairman of the Board, President and Chief Operating Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the financial statements fairly presents, in all material respects, the financial condition and result of operations of the Company

Dated August 27, 2002

Pierre Karl Péladeau
Chairman of de Board, President and
Chief Operating Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLY ACT OF 2002

In connection with the Unaudited Consolidated Financial Statements of CF Cable TV Inc. (the"Company") for the quarter ended June 30, 2002 on Form 6-K, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the financial statements fairly presents, in all material respects, the financial condition and result of operations of the Company

Dated August 27, 2002

Claude Hélie
Executive Vice-President and
Chief Financial Officer

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CF CABLE TV INC.**

By: Claude Hélie
Executive Vice President and Chief Financial Officer

Date: August 28, 2002